EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BetterLife Pharma Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

March and April 2024

Item 3 News Releases

News release dated April 3, 2024

Item 4 Summary of Material Change

On March 28, 2024, the Company issued a total of $800,000 10% convertible debentures (the “Convertible Debentures”) which mature on March 27, 2026. The Convertible Debentures are convertible at the option of the holder into units of the Company, consisting of one common share and one share purchase warrant, at a conversion price of $0.10 per unit. Each share purchase warrant will have an exercise price of $0.10 and will expire on September 27, 2026.

On April 2, 2024, the Company issued a total of $368,000 10% convertible debentures (the “Convertible Debentures”) which mature on April 1, 2026. The Convertible Debentures are convertible at the option of the holder into units of the Company, consisting of one common share and one share purchase warrant, at a conversion price of $0.10 per unit. Each share purchase warrant will have an exercise price of $0.10 and will expire on October 1, 2026

Dr. Ahmad Doroudian, Chief Executive Officer of the Company, and Dr. Steven Sangha, a shareholder who owns greater than 10% of the Company’s common shares, subscribed for a total of $100,000 Convertible Debentures each. The participation of Dr. Doroudian and Dr. Sangha in the private placement constituted a “related party transaction” as defined under Multilateral Instrument 61-101 (“MI 61-101“). The issuances to the insiders were exempt from the formal valuation requirements of MI 61-101 by virtue of the exemption contained in section 5.5(b) as none of the securities of the Company are listed on a specified stock exchange. The transactions are exempt from the minority shareholder approval requirements of MI 61-101 by virtue of exemption contained in section 5.7(a) of MI 61-101. At the time the transactions were agreed to, neither the fair market value of, nor the fair market value of the considerations for, the transaction, insofar as it involves interested parties, exceeded 25% of the Company’s market capitalization. The Company did not file a material change report related to Dr. Sangha’s participation at least 21 days prior to the expected closing of the Convertible Debentures as his participation was not determined at that time. A material change report related to Dr. Doroudian’s participation was filed on March 5, 2024.

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Item 5 Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9 Date of Report

April 4, 2024

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SCHEDULE “A”

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BetterLife Announces Closing of $1.168 Million Convertible

Debentures to Further Advance IND-enabling Studies of its Non-hallucinogenic

LSD-based Drug Candidate BETR-001

VANCOUVER, British Columbia, April 3, 2024 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, is pleased to announce the closing of $1.168 million of convertible debentures to further advance the development of its lead compound, BETR-001. BETR-001 is BetterLife’s proprietary 2-bromo-LSD, a non-hallucinogenic derivative of lysergic acid diethylamide (LSD). The IND-enabling cardio-pulmonary GLP studies have been completed, and the metabolism and genotoxicity GLP studies are to be initiated shortly.

Dr. Ahmad Doroudian, CEO of BetterLife, commented, “We are very encouraged with FDA’s recent decision to grant breakthrough therapy designation to LSD for generalized anxiety disorder (GAD) patients. This further validates our efforts in research and development of our non-hallucinogenic LSD-based drug candidate BETR-001 for treatment of GAD and major depressive disorder (MDD).”

Dr. Doroudian added, “Our preclinical data indicates that BETR-001 has similar but more selective neuroreceptor activity profile compared to LSD. Importantly, it shows improved cardiac safety over LSD due to lack of 5-HT2B receptor activity, reverses anxiety- and depression-like behavior in animal models and does not cause hallucinations. As a non-hallucinogenic substance, BETR-001 lacks LSD’s challenges with manufacturing, distribution and patient administration. We believe BETR-001 will deliver similar therapeutic benefits to LSD but without the safety challenges and regulatory hurdles. Our goal is patient self-administration without the need to go to specialized clinics with special monitoring, and to have laws changed to allow patient access. In simple words, we believe BETR-001 will deliver all the therapeutic benefits of LSD without its side effects.”

BetterLife issued a total of $1.168 million 10% convertible debentures (the “Convertible Debentures”). $800,000 of the Convertible Debentures mature on March 27, 2026 and $368,000 mature on April 1, 2026. The Convertible Debentures are convertible at the option of the holder into units of the Company, consisting of one common share and one share purchase warrant, at a conversion price of $0.10 per unit. Each share purchase warrant will have an exercise price of $0.10 and will expire on either September 27, 2026 or October 1, 2026. Dr. Ahmad Doroudian, Chief Executive Officer of the Company, and Dr. Steven Sangha, a shareholder who owns greater than 10% of the Company’s common shares, subscribed for a total of $100,000 Convertible Debentures each. The participation of Dr. Doroudian and Dr. Sangha in the private placement constituted a “related party transaction” as defined under Multilateral Instrument 61-101 (“MI 61-101“). The issuances to the insiders were exempt from the formal valuation requirements of MI 61-101 by virtue of the exemption contained in section 5.5(b) as none of the securities of the Company are listed on a specified stock exchange. The transactions are exempt from the minority shareholder approval requirements of MI 61-101 by virtue of exemption contained in section 5.7(a) of MI 61-101. At the time the transactions were agreed to, neither the fair market value of, nor the fair market value of the considerations for, the transaction, insofar as it involves interested parties, exceeded 25% of the Company’s market capitalization. The Company did not file a material change report related to Dr. Sangha’s participation at least 21 days prior to the expected closing of the Convertible Debentures as his participation was not determined at that time. A material change report related to Dr. Doroudian’s participation was filed on March 5, 2024.

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About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

BetterLife Pharma Inc. Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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